EXHIBIT 99.1

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ 60.872.504/0001-23                                         NIRE 35300010230
                            A Publicly Listed Company

                  Authorized Capital: up to 200,000,000 shares
    Subscribed and Paid-in Capital: R$ 8,101,000,000.00 - 115,585,340 shares


                   ORDINARY AND EXTRAORDINARY GENERAL MEETING
                                OF APRIL 27 2005
                                ----------------


              On April 27 2005 at 3:00 p.m. the stockholders of BANCO ITAU HOLDING FINANCEIRA S.A. met in the auditorium of the company's head office at Praca Alfredo Egydio de Souza Aranha 100, Torre Itausa - 9th floor for an ordinary and extraordinary general meeting as convened by the newspapers "Gazeta Mercantil", April 12 (page B-1), 13 (page B-1) and 14 2005 (page B-1) editions, and the "Diario Oficial do Estado de Sao Paulo", April 12 (page 36), 13 (page
46) and 14 2005 (page 48), with the following AGENDA:

Agenda of the ordinary meeting:

    1. presenting the Management Report, Reports of the Fiscal Council, the Independent Auditors, and the Internal Controls Committee and to examine, for due deliberation, the balance sheets, other accounting statements and explanatory notes for the fiscal year ending December 31 2004;

    2.   deciding as to the distribution of the net income for the fiscal year;

    3.   electing the members of the Board of Directors and the Fiscal Council;

    4. setting the amount to be allocated for the compensation of members of the Board of Executive Officers and the Board of Directors and the Advisory and International Advisory Boards, and the compensation of the Fiscal Council's councilors.

Agenda of the extraordinary meeting:

>   examining the Board of Directors proposal to:

    5. increase the current subscribed capital stock from R$ 8,101,000,000.00 to R$ 8,300,000,000.00, with no issue of shares, through the capitalization of reserves;

    6. cancellation of 88,803 own book entry common shares, held as treasury stock, with no reduction in the capital stock;

    7. constitute the Compensation Committee through the transformation of the existing Itau Holding Options Committee, broadening its objectives and purposes;

    8. establish statutory Committees for Disclosure of Material Information and the Insider Trading;

    9. increase the maximum number of positions on the Board of Executive Officers from 10 to 12 members, creating the positions of Managing Director and Deputy Managing Director, changing the powers of the Executive Officers and extending the period during which, the Board of Directors may elect the Board of Executive Officers, from 2 to 10 business days, as from the date of the General Stockholders Meeting, which elects the said Board of Directors;


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Ordinary and Extraordinary General Meeting of April 27, 2005

    10. change the bylaws as follows: a) to alter the current Articles 3 ("heading"), 4 (4.2), 5 (5.6), 6, 8 ("heading" and 8.1) and 9
         ("heading" and 9.1), in the light of the foregoing items, as well as
         Item 3.3, to specify the name of the financial institution providing book entry share services, and Item 7.4, to make the report on the activities of the Audit Committee available to the Superintendence of Private Insurance; b) also in the light of the foregoing items, to include new Articles 8 and 9, together with the renumbering of the subsequent provisions, and Item 11.6;

    11. change the text of Item 2 of the Plan for Granting Stock Options to reflect the transformation of the Itau Holding Options Committee into the Compensation Committee.

              With the signatures in the appropriate register indicating the presence of stockholders representing more than two thirds of the voting stock and, additionally, members of the company's management and a member of its fiscal council and representatives of PricewaterhouseCoopers Auditores Independentes, the meeting was declared in session, its presidency, in accordance with statutory provisions, being assumed by Dr. Roberto Egydio Setubal, the Chief Executive Officer, who invited the stockholder Carlos Roberto Zanelato to act as secretary, thus forming the meeting's presiding officials.

              Opening the agenda for the ordinary meeting, those present were informed that the Balance Sheet, other Statements of Accounts, Explanatory Notes, Management Report, summary of the Report of the Audit Committee and the Opinions of the Fiscal Council and the Independent Auditors, relative to the fiscal year ended on December 31 2004, had been published in the March 16 2005 edition of the newspapers "Gazeta Mercantil" (pages 5 to 11) and "Diario Oficial do Estado de Sao Paulo" (pages 57 to 68), thus eliminating the need to publish the notice pursuant to Article 133 of Law 6404/76. The President further explained that similar documents relating to the semester ending June 30 2004, had been announced in the same way in the August 17 2004 edition of the "Gazeta Mercantil" (pages 7 to 12).

              Following analysis and discussion of the first two items on the agenda, in relation to the management accounts and the distribution of the net income for the fiscal year, the members of the General Meeting decided unanimously, with members of management who are stockholders abstaining:

a) to approve the management accounts and ratify the distribution of the net income for the fiscal year, as proposed by management in the said accounting statements, except in relation to interest on equity capital for account of the 2004 fiscal year, the effective amount of which was R$ 1,373,307,729.49, and in relation to the distribution to the Statutory Reserves in the amount of R$ 3,219,410,424.99, which shall be distributed as follows: R$ 1,609,705,212.50 to "the Reserve for Dividend Equalization", R$ 643,882,084.99 to "the Reserve for the Reinforcement of Working Capital" and R$ 965,823,127.50 to "the Reserve for Capital Increases in Affiliated Companies";

b) ratify the decisions of the Board of Directors with respect to interim interest payments on capital for the amount of R$ 1,373,307,729.49, incorporated in the mandatory dividend for the fiscal year 2004.


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Ordinary and Extraordinary General Meeting of April 27, 2005

              The President then announced that it was incumbent upon the Meeting to establish the numbers to sit on the Board of Directors, elect its members for the next annual term of office to expire when those elected by the ordinary general meeting 2006 take up their positions, as well as establishing the global and annual amounts for the compensation of the companies' statutory bodies (Board of Officers, Board of Directors, Advisory Board and International Advisory Board).

              The stockholder Dr. Asterio Gomes de Brito then requested the floor to propose:

a) 14 (fourteen) positions on the Board of Directors, reelecting the current Directors, qualified as follows: ALCIDES LOPES TAPIAS, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 3.262.877, enrolled in the Brazilian tax register (CPF) under number 024.054.828-00, domiciled at Av. Paulista, 1294, 5th floor, in the city and state of Sao Paulo; ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 11.759.083-6, enrolled in the Brazilian tax register (CPF) under number 066.530.838-88, domiciled at Av. Sansao Alves dos Santos, 102 - 5th floor, in the city and state of Sao Paulo; CARLOS DA CAMARA PESTANA, Portuguese, married, lawyer, bearer of Brazilian foreign resident's identity card RNE-SE/DPMAF-W-289499-K, enrolled in the Brazilian tax register (CPF) under number 401.016.577-49, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, 10th floor in the city and state of Sao Paulo; FERNAO CARLOS BOTELHO BRACHER, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 1.309.953, enrolled in the Brazilian tax register (CPF) under number 004.286.808-44, domiciled at Av. Brigadeiro Faria Lima, 3400 - 4th floor in the city and state of Sao Paulo; HENRI PENCHAS, Brazilian, widower, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Conceicao, 12th floor in the city and state of Sao Paulo; JOSE CARLOS MORAES ABREU, Brazilian, widower, lawyer, bearer of Brazilian identity card RG-SSP/SP number 463.218, enrolled in the Brazilian tax register (CPF) under number 005.689.298-53, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Itausa, in the city and state of Sao Paulo; JOSE VILARASAU SALAT, Spaniard, married, industrial engineer, bearer of National Identity Document (Spain) number 37.094.981, enrolled in the Brazilian tax register (CPF) under number 733.732.571-15, domiciled at Av. Diagonal, 621-629, Torre I, 23(a) Planta, Barcelona - Spain; MARIA DE LOURDES EGYDIO VILLELA, Brazilian, divorced, psychologist, bearer of Brazilian identity card RG-SSP/SP number 2.497.608-8, enrolled in the Brazilian tax register
    (CPF) under number 007.446.978-91, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Terraco, in the city and state of Sao Paulo; OLAVO EGYDIO SETUBAL, Brazilian, married, electrical engineer, bearer of Brazilian identity card RG-SSP/SP number 505.516, enrolled in the Brazilian tax register (CPF) under number 007.773.588-91, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Itausa, in the city and state of Sao Paulo; PERSIO ARIDA, Brazilian, divorced, economist, bearer of Brazilian identity card RG-SSP/SP number 4.821.348, enrolled in the

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Ordinary and Extraordinary General Meeting of April 27, 2005

    Brazilian tax register (CPF) under number 811.807.138-34, domiciled at Rua Jeronimo da Veiga, 384 - 3rd floor, in the city and state of Sao Paulo; ROBERTO EGYDIO SETUBAL, Brazilian, legally separated, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, 10th floor, in the city and state of Sao Paulo; ROBERTO TEIXEIRA DA COSTA, Brazilian, married, economist, bearer of Brazilian identity card RG-SSP/SP number 3.246.995-0, enrolled in the Brazilian tax register (CPF) under number 007.596.358-20, domiciled at Rua Pedro Avancine, 73, 8th floor, in the city and state of Sao Paulo; SERGIO SILVA DE FREITAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 6.523.309, enrolled in the Brazilian tax register (CPF) under number 007.871.838-49, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 6th floor, in the city and state of Sao Paulo; and TEREZA CRISTINA GROSSI TOGNI, Brazilian, married, graduate in business administration and accounting, bearer of Brazilian identity card RG-SSP/MG number M-525.840, enrolled in the Brazilian tax register (CPF) under number 163.170.686-15, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Metro in the city and state of Sao Paulo.

b) maintain the global and annual amount for payment of the compensation of members of the below-mentioned statutory bodies for up to R$ 55,000,000.00 (fifty-five million Reais), the said amount to be allocated as follows: a) R$ 20,000,000.00 to the Board of Directors, Advisory Board and the International Advisory Board; b) R$ 35,000,000.00 to the Board of Executive Officers, the compensation of management also being payable by subsidiary companies.

              All corroborative documentation indicating the necessary conditions for eligibility of the above persons having been verified as correct pursuant to Articles 146 and 147 of Law 6,404/76, to National Monetary Council Resolution 3,041/02 and Article 3 of the Brazilian Securities Commission (CVM) Instruction 367/02, and having been discussed and voted, the proposals tabled by the stockholder Dr. Asterio Gomes de Brito were approved, with the abstention of the elected members and the stockholder Caixa de Previdencia dos Funcionarios do Banco do Brasil -PREVI.

              The President then informed the meeting that the final item on the ordinary general meeting's agenda was the election of the Fiscal Council for the next annual term of office.

              The Secretary recorded that the shareholder, Caixa de Previdencia dos Funcionarios do Banco do Brasil ("PREVI"), at this Meeting represented by its attorney-in-fact, Dr. Debora Teles de Almeida, had indicated for election as effective and alternate members of the Fiscal Council, respectively Dr. FERNANDO ALVES DE ALMEIDA, Brazilian, divorced, engineer, bearer of Brazilian identity card number CREA/RJ 29433D, enrolled in the Brazilian tax register (CPF) under number 348.652.507-78, resident and domiciled at Rua Afonso de Taunay, 143 - apto. 302, Rio de Janeiro-RJ, and Prof. CICERO PERICLES DE OLIVEIRA CARVALHO, Brazilian, divorced, college lecturer, bearer of Brazilian identity card number RG-SSP/SC 3307137, enrolled in the Brazilian tax


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 5
Ordinary and Extraordinary General Meeting of April 27, 2005

register (CPF) under number 112.529.284-91, resident and domiciled at Rua Abdon Arroxelas, 83 - apto. 602, Maceio-AL, as representatives of the preferred stockholders.

              The said proposal of "PREVI" received the concurrence of several mutual investment funds and the abstention of the fund, Vanguard Emerging Mkts Stock Index Fund, all of which represented at this meeting by Dr. Cintia Silva Carneiro.

              The President put this proposal to the examination of the holders of the preferred shares, the said proposal subsequently being voted and approved unanimously.

              Subsequently, Dr. Henri Penchas, representing the stockholder Itausa - Investimentos Itau S.A., proposed:

a) to elect as effective members of the Fiscal Council as representatives of the majority stockholders Dr. GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian, married, PhD in economy, bearer of Brazilian identity card RG-SSP/DF number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled in the city and state of Sao Paulo, at Rua Estados Unidos, 498, and Professor IRAN SIQUEIRA LIMA, Brazilian, married, economist, bearer of identity RG/CORECON-1(a) Regiao number 4587, enrolled in the Brazilian tax register (CPF) under number 035.001.957-68, domiciled in the city of Sao Paulo at Av. Prof. Luciano Gualberto, 908 - FEA-3 - Cidade Universitaria, and, as their respective alternates, Dr. JOSE MARCOS KONDER COMPARATO, Brazilian, widower, engineer, bearer of Brazilian identity card RG-SSP/SP number 1.446.416, enrolled in the Brazil tax register (CPF) under number 005.902.588-34, domiciled in the city of Sao Paulo at Rua dos Caetes, 619 - 2nd floor and Dr. ALBERTO SOZIN FURUGUEM, Brazilian, married, economist, bearer of identity RG/CORECON 1(a) Regiao number 2808-8, enrolled in the Brazilian tax register (CPF) under number 046.876.477-15, domiciled in the city and state of Rio de Janeiro at Av. Rio Branco, 45 - sala 1914.

b) to maintain at R$ 7,500.00 (seven thousand, five hundred Reais) and R$ 2,500.00 (two thousand five hundred Reais), respectively, the monthly fees due to the Fiscal Council's effective members and alternates.


              The proposal of the stockholder, Itausa - Investimentos Itau S.A. was duly examined and unanimously approved.

              All corroborative documentation indicating the necessary preconditions for eligibility of the above persons was verified as correct pursuant to Articles 146 and 147 of Law 6404/76, to Resolution 3,041/02 of the National Monetary Council and Article 3 of the Brazil Securities Commission
(CVM) Instruction 367/02, with the exception of the Fiscal Councilor, Gustavo Jorge Laboissiere Loyola, who holding a seat on the Board of Directors of another Financial Institution, was exempted from complying with the provision of subsection I of Paragraph 3 Article 147 of Law 6,404/76 as amended by Law 10,303/01.

              Consequently, the President declared the Fiscal Council duly installed to operate until the Ordinary General Meeting of 2006, and to be made up as follows:


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 6
Ordinary and Extraordinary General Meeting of April 27, 2005

                                 FISCAL COUNCIL
                     Effective Members
                     GUSTAVO JORGE LABOISSIERE LOYOLA
                     IRAN SIQUEIRA LIMA
                     FERNANDO ALVES DE ALMEIDA

                     Alternate Members
                     JOSE MARCOS KONDER COMPARATO
                     ALBERTO SOZIN FURUGUEM
                     CICERO PERICLES DE OLIVEIRA CARVALHO

              Turning to the examination of the extraordinary agenda, the President requested the Secretary to read the following

                       "PROPOSAL OF THE BOARD OF DIRECTORS
                        ----------------------------------

Stockholders,

              The Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. believes it opportune to submit for the General Stockholders' Meeting's examination and approval, the following matters:


         I -  INCREASE IN CAPITAL STOCK AND
              CANCELLATION OF TREASURY STOCK
              ------------------------------

              - to increase the current subscribed capital stock of R$ 8,101,000,000.00 to R$ 8,300,000,000.00, with no issue of shares, through the capitalization of R$ 199,000,000.00 booked to the balance sheet of December 31 2004 under "Capital Reserves - Reserve for Goodwill on Share Issues";

              - to cancel 88,803 (eighty-eight thousand, eight hundred and three) own book entry common shares, held as treasury stock as of April 8 2005, acquired by the company pursuant to CVM (Brazilian Securities and Exchange Commission) Instructions 10/80, 268/97 and 390/03, with no reduction in the capital stock, and set off against R$ 28,009,408.91 held in "Capital Reserves - Reserve for Goodwill on Share Issues";

              - if these proposals are approved, the heading to Article 3 of the bylaws shall read as follows:

    'Article 3 - CAPITAL AND SHARES - The capital stock is R$ 8,300,000,000.00 (eight billion, three hundred million Reais), represented by 115,496,537 (one hundred and fifteen million, four hundred and ninety-six thousand, five hundred and thirty-seven) book entry shares, with no par value, being 60,598,750 (sixty million, five hundred and ninety-eight thousand and seven hundred and fifty) common shares, and 54,897,787 (fifty-four million, eight hundred and ninety-seven thousand, seven hundred and eighty-seven) preferred shares with no voting rights, but with the following advantages: I - priority in receiving a minimum non-cumulative annual dividend of R$ 0.55 (fifty-five centavos of one Real) per share, to be restated in the


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 7
Ordinary and Extraordinary General Meeting of April 27, 2005

    event of a stock split or reverse stock split; II - in the event of the sale of a controlling stake, the right to be included in the public offering to acquire shares at a price equal to 80% (eighty per cent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend of at least equal to that paid on the common shares.'


         II - PROVISION OF BOOK ENTRY SHARE SERVICES
              --------------------------------------

              - to include in Item 3.3 of the bylaws, that Itau Corretora de Valores S.A. is nominated the financial institution providing book entry share services for the company as follows:

    '3.3. Book Entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all the company's shares shall be in book entry form, being registered in deposit accounts at Itau Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.'


         III -  COMPENSATION COMMITTEE
                ----------------------

              - to constitute a Compensation Committee through the transformation of the existing Itau Holding Options Committee, broadening its objectives and purposes, pursuant to the best corporate governance practices in the international market, Article 6 of the bylaws to carry the following wording:

    'Article 6 - COMPENSATION COMMITTEE - It is incumbent upon the Compensation Committee to decide the compensation policy for the Executive Officers, comprising the apportionment of the global and annual amount established by the General Stockholders' Meeting, the payment of the participation in the net income (Item 4.2), the granting of stock options (Item 3.2) and the concession of benefits of any nature and of representational amounts, based on the responsibilities involved, the time dedicated to the functions, competence and professional reputation and the value the services command in the market. It is further incumbent on the Committee to provide guidance on the compensation policy of the Directors of the subsidiary companies.

    6.1. The Committee shall be made up of six members, elected annually by the Board of Directors from among their peers. The Committee shall be presided over by the Chairman of the Board of Directors, it being incumbent on the latter to convene the respective meetings.

    6.2. The Committee shall deliberate on the basis of the majority vote of its members and such deliberations shall be considered final when ratified by the Board of Directors.'


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 8
Ordinary and Extraordinary General Meeting of April 27, 2005

              - as a result, Item 4.2 and Sub-item IX of Item 5.6 of the bylaws shall have the following wording:

    '4.2. Management Compensation - The Management shall receive both remuneration and a participation in the net income. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Executive Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors. It is incumbent on the Compensation Committee to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to members of the Board of Executive Officers. The latter participation shall correspond to a maximum of 10
          (ten) per cent of the net income recorded in the balance sheet, not however exceeding the total annual compensation due to management for the fiscal period to which the said participation in net income relates.'

    '5.6. It is incumbent on the Board of Directors to:

          ...

          IX. ratify the decisions of the Compensation Committee;'

              - similarly, Item 2 of the Plan for Granting Stock Options shall be reworded as follows:

    '2.   WHO WILL QUALIFY FOR THE STOCK OPTIONS GRANTS

          It will be the exclusive responsibility of the Compensation Committee (Article 6 of Banco Itau Holding Financeira S.A.'s bylaws), from hereon denominated simply the "Committee", to periodically designate the directors of Banco Itau Holding Financeira to whom stock options shall be granted in the quantities specified.'


         IV - REPORT OF THE ACTIVITIES OF THE AUDIT COMMITTEE
              -----------------------------------------------

              - alter Item 7.4 of the bylaws, also making the report on the activities of the Audit Committee, already covering the insurance, capitalization and private pension companies of the Itau Financial Group, available to the Superintendence of Private Insurance, pursuant to Resolution 118 of December 22 2004 of the National Private Insurance Council as follows:

    '7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 9
Ordinary and Extraordinary General Meeting of April 27, 2005

          least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.'


         V -  CREATION OF STATUTORY COMMITTEES
              --------------------------------

              - pursuant with the best practices of corporate governance, to establish statutory Disclosure and Insider Trading Committees, regulated by the Board of Directors since July 31 2002, according to CVM Instruction 358/02;

              - if this proposal is approved, the bylaws shall be altered with the introduction of the new articles 8 and 9, with the renumbering of subsequent provisions, as follows:

    'Article 8 - DISCLOSURE COMMITTEE - The Disclosure Committee shall be responsible for the administration of the Policy for Disclosure of Material Information, ensuring the transparency, quality and security of the information supplied to the stockholders, investors, the press, government authorities and to other capital market entities.

    8.1. It will be incumbent on the Committee to permanently evaluate the guidelines and procedures to be complied with in the disclosure of material information and the maintenance of the confidentiality of such information set out in the Corporate Policy on the Disclosure of Material Information, as well as the prior examination of the content of press releases and to advise the Investor Relations Officer on actions necessary for the disclosure and dissemination of the Policy.

    8.2. The Committee will be composed of the Investor Relations Director and between 2 (two) and 10 (ten) persons selected annually by the Board of Directors from the members of the Board itself and the executive directors of Banco Itau S.A. and Banco Itau BBA S.A. In the event a vacancy occurs, the Board of Directors may nominate a substitute to terminate the respective term of office.

    Article 9 - INSIDER TRADING COMMITTEE - The Insider Trading Committee shall be responsible for implementing the company's Corporate Policy and Procedure on Insider Trading. The Committee shall ensure compliance with and the application of the criteria for maintaining the ethical and legal standards of the company's management, stockholders, controllers, employees and third parties in the trading of the company's securities, or connected to the foregoing parties.

    9.1. It shall be incumbent on the Committee to permanently evaluate the guidelines and procedures of the Corporate Policy and Procedure on Insider Trading, as well as to advise the Investor Relations Officer on actions necessary for the disclosure and dissemination of the Policy.

    9.2. The Committee will be composed of the Investor Relations Director and between 2 (two) and 10 (ten) persons selected annually by the Board of Directors from the members of the Board itself and the executive directors of

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BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 10
Ordinary and Extraordinary General Meeting of April 27, 2005

          Banco Itau S.A. and Banco Itau BBA S.A. In the event a vacancy occurs, the Board of Directors may nominate a substitute to terminate the respective term of office.'


         VI - RESTRUCTURING OF THE BOARD OF EXECUTIVE OFFICERS

              - to increase the maximum number of positions on the Board of Executive Officers from 10 (ten) to 12 (twelve) members, and creating the positions of Managing Director and Deputy Managing Director, on account of the company's administrative structure, as well as extending the period during which the Board of Directors may elect the Board of Executive Officers from 2 (two) to 10 (ten) business days as from the date of the General Stockholders' Meeting, which elects the said Board of Directors;

              - provides for the company to be represented by two Officers, one of which must obligatorily be the President and CEO or Vice-President;

              - in the light of these proposals, to change the wording of the existing Articles 8 (renumbered 10), "heading" and 8.1 (renumbered 10.1), and 9 (renumbered 11), "heading" and 9.1 (renumbered 11.1) of the bylaws, with the inclusion of Item 11.6, as follows:

    'Article 10 - BOARD OF EXECUTIVE OFFICERS - The management and representation of the company is incumbent on the Board of Executive Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders' Meeting which elects the said Board of Directors.

    10.1. The Board of Executive Officers shall comprise 5 (five) to 12 (twelve) members, to include the CEO and President, Senior Vice-Presidents, Executive Vice-Presidents, Executive Directors, Legal Consultant, Managing Directors and Deputy Managing Directors, in accordance with what is decided by the Board of Directors when establishing these positions.'

    'Article 11 - OFFICERS' RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and CEO or Vice-President, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

    11.1. Two Officers, one of them mandatorily the President and CEO or Vice-President, shall have the powers to accede to and waive rights, also being able, irrespective of the Board of Directors' authorization, to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

    ...

BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 11
Ordinary and Extraordinary General Meeting of April 27, 2005

    11.6. It is incumbent on the Managing Directors and Deputy Managing Directors to perform the functions attributed to them by the Board of Executive Officers in specific Areas and Portfolios of the company.'

              Finally, it is proposed to published the Meeting's minutes omitting the names of the stockholders present pursuant to Paragraph 2, Article 130 of Law 6.404/76.

              This is the proposal we submit for the Stockholders' appreciation. Sao Paulo-SP, April 11 2005. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors."

              Before submitting the "Proposal of the Board of Directors" for due examination and voting, the President informed that the Fiscal Council had opined favorably on the proposal for modifying the capital stock pursuant to
Article 163, III, of Law 6404/76.

              The proposal of the Board of Directors was then submitted for discussion and voting, the said proposal being subsequently unanimously approved in its entirety.

              With the agenda complete, the President thanked the presence of all and declared the meeting closed, requesting that these minutes be duly transcribed. These having been read and approved, were signed by all the stockholders present. Sao Paulo-SP, April 27 2005. (signed) Roberto Egydio Setubal - President; Carlos Roberto Zanelato - Secretary; ...




                                              ALFREDO EGYDIO SETUBAL
                                            Investor Relations Officer